Exhibit 4

For Immediate Release	5 March 2020

WPP PLC (“WPP”)

Acquisition

WPP acquires data science firm Sandtable

WPP announces today that GroupM has acquired Sandtable, the data science company that specialises in behavioural analytics and advanced simulations.

Sandtable is pioneering the use of simulations to understand human behaviour, explore future scenarios and support better strategic decision making. A world-leading specialist in Agent Based Modeling (ABM), Sandtable offers cutting-edge analytical capabilities to help clients develop more effective strategies in complex, changing markets.

Founded in 2009, Sandtable is headquartered in London and employs highly skilled data scientists, software engineers, behavioural scientists and strategic planners.

Integrated into GroupM’s technology practice, the acquisition is in line with WPP’s strategy to deepen its technology offer by further strengthening its investment and innovation in data science. Sandtable will make GroupM the first media agency group to purposefully invest in ABM.

Deal terms are not disclosed.

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Further information:

Niken Wresniwiro, WPP

+44 (0)20 7282 4600 / +44 (0)7876 005 489

niken.wresniwiro@wpp.com

About WPP

WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.